Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

     On July 31, 2003, Business Objects posted the following slides on its website:

Second Quarter 2003 Conference Call

Safe Harbor: Forward Looking Statements Before we begin, we remind you that during the course of today's call, our executives will make projections and other forward-looking statements, in particular statements regarding the business outlook, and future financial and operating results. We wish to caution you that such statements are just predictions based on management's current expectations or beliefs, and that actual events or results may differ materially. We refer you to documents the company files with the Securities and Exchange Commission, including Form 10Q for quarter ended March 31, 2003, and Form 10K for the year ended December 31, 2002. These documents identify important risk factors that could cause actual results to differ materially from those contained in our forward- looking statements. We caution you that the company assumes no duty to confirm, update or revise the financial forecast for the quarter or year, or any other forward-looking information contained in this call, as a result of new developments or otherwise.

Financial Results Second Quarter 2003 Jim Tolonen, CFO

A Successful Quarter Revenue Net Income EPS $129.0M $11.5M $0.18

Continued Revenue Growth License Service Total $ Amount $62.7M $66.3M $129.0M Y/Y % Change 3% 32% 16% Software License Update and Product Support $48.4M 37% Consulting and Education $17.9M 20%

Continued Profitability Gross Margin Operating Income Net Income EPS $ Amount % of Rev. $107.4M 83% $15.0M 12% $11.5M 9% $0.18 - Sales/Marketing 45% Research and Development 18% $58.3M $23.5M General and Administrative 8% $10.6M

Strong Balance Sheet As of June 30, 2003 Cash/Short-term Inv. Deferred Revenue Shareholder Equity DSO $ Amount $363M $103M $395M 57 Days

Guidance for Q3 Q3: Revenue range $121 m -- $124 m EPS range $0.14 -- $0.17

Operating Highlights Second Quarter 2003 John Olsen, COO

Customer & Contract Highlights Added 438 new customers in Q1 Total customer count now over 18,000 57% of revenue from new customers or new applications Key deals: America Online, BT Ignite, Ernst & Young, Total, United Utilities, US Dept. of Labor Channels accounted for 40% of license revenue 7 contracts over $1M; 55 between $200K and $1M

Geographic Balance (Q2 2003) Europe Revenue up 34% Americas Revenue down 1% Japan & Asia/Pac Japan revenue up 15% AP revenue up 71% Japan 4% Asia Pacific 3% Europe 49% Americas 44%

Business Objects E6: Early Success $2.7 million license revenue 73 transactions Important customer wins Bank One Maersk Maritz Travel Otis Elevator Phelps Dodge Tractor Supply Wells Fargo

Applications: Progress in EPM License revenue: $5.5 million, up 22% year over year 63 customers purchased an average of $87k each in Q2 Increasing adoption of Dashboard Manager for EPM deployments Key customer wins: Norwood Promotional Services Neiman Marcus National Health Services of Scotland

Data Integration: Growth & Large Deals License revenue: $3.1 million; up 100% sequentially 40 customers purchased in Q1 Key deals America Online Cutter & Buck Otis Elevator Reliant Energy US Navy 11 deals over 100k

Professional Services Consulting grew 38% year over year Larger engagements for analytic application deployments Training Web-based solutions Knowledge Accelerator

Operating Initiatives Solutions Selling: Increased win rates Better forecast accuracy Re-focus on channel performance

Strategic Outlook Second Quarter 2003 Bernard Liautaud, CEO

Extending Leadership Building from a position of strength Solid financial performance in Q2 2003 BusinessObjects Enterprise 6 momentum Initial results after the May launch Executing on EPM strategy Customer successes New product introduction The Crystal Decisions acquisition A defining moment for Business Objects and the BI industry

Business Objects Enterprise 6 Momentum More than 50% of customers surveyed plan to increase their deployment size due to Enterprise 6 75% of E6 sales were to existing customers 9 out of 10 surveyed would recommend it to a colleague Installed Base 30% increase in competitive win rate Large, growing E6 pipeline Extremely successful performance benchmarks vs. competition New Prospects

BusinessObjects Enterprise 6 Momentum

- **Customer win examples**
  - End-to-end BI offering
  - E6 functional superiority
  - BI standardization
  - Broad EPM capabilities

- **Customer deployment examples**
  - Robust, web-based ad-hoc analysis
  - Integrated OLAP and relational support
  - Interactive report viewing
  - Integration with Excel and Acrobat

Slide 20 - Copyright © 2003 Business Objects SA - All Rights Reserved

BusinessObjects Enterprise 6.1 Launching September, 2003 Multi-lingual deployments One server supporting multiple simultaneous languages SAP portal integration "Drag-and-relate", single sign-on Increased performance and scalability 40-200% over current release OLAP enhancements For end-users and administrators Expanded "interactive viewing" One of the most popular new features of Enterprise 6 End-to-end impact analysis Understand and manage changes throughout the entire BI system

Executing on EPM Strategy

Strong Enterprise Performance Management momentum

- **47 Dashboard Manager deals in quarter**
  - **Up from 24 in 1Q, 2003**
- **BusinessObjects Performance Manager**
  - **Launched June, 2003**
  - **Phase 2 of EPM product strategy**
  - **Goal management, Scorecards, Strategy maps, Metric trees**
  - **Balanced scorecard support**
  - **First deliverable from the Sundance project**



Formulate Strategy
Set Goals
Monitor Metrics
Analyze
Decide
Act
EPM

Slide 22 - Copyright © 2003 Business Objects SA - All Rights Reserved

BUSINESS OBJECTS

Business Objects Performance Manager Creating goals, ranges, and owners for key metrics Scorecard provide at-a-glance status

The Crystal Decisions Acquisition Value - approximately $820M at signing Consideration*: $300M cash 26. 5M shares of stock ($520M) Ownership in combined entity*: 71% Business Objects shareholders 29% Crystal Decisions shareholders Expected closing 4Q 2003 Subject to regulatory approvals Creating the largest company in enterprise business intelligence * Based on July 17, 2003 closing prices.

The Crystal Decisions Acquisition Largest BI company Combined revenue of more than $770M at end of June 03 Strongest, most complete BI product line All types of users, all BI segments Powerful range of distribution channels Enterprise sales to OEMs Significant expansion opportunities Product up-sell and cross-sell Ability to leverage international presence Delivers an unparalleled level of customer value Combining two complementary BI market leaders

Financial Rationale Combination of two growing and profitable companies Over $770M of combined revenues for last twelve months* Meaningfully accretive to 2004 consensus EPS Before revenue or cost synergies Before purchase accounting adjustments Improved opportunities for growth Highly complementary products and organizations Significant opportunity for cost synergies G&A, S&M and R&D In excess of $25M * Last twelve months ended 6/30/03.

Transaction Timeline Definitive agreement signed on July 18, 2003 Additional information will be available with the proxy filing Expected in August Close expected in 4Q 2003 Subject to approval of BOBJ shareholders Subject to approval by both European and American authorities

Outlook Creating the leading supplier of BI solutions Combining two strong leaders Fulfilling all BI requirements of the customer At the sweet spot of the enterprise software market A clear and focused company strategy End-to-end, best-of-breed BI platform Leading suite of Analytic Applications An open EPM strategy Why Business Objects will continue to lead in the BI market

Conference Call Second Quarter 2003 Q&A

Safe Harbor Statement This presentation contains forward-looking statements that involve risks and uncertainties concerning Business Objects' proposed acquisition of Crystal Decisions, Business Objects' expected financial performance, as well as Business Objects' strategic and operational plans. Actual events or results may differ materially from those described in this presentation due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects' ability to successfully integrate Crystal Decisions' operations and employees; Business Objects' ability to transition Crystal Decisions' customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects' and Crystal Decisions' products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects' business and financial results is included in Business Objects' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov, and will be included in Business Objects' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions' Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional information and where to find it Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition. Bernard Liautaud, Business Objects' Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects' other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects' annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available. Jonathon Judge, Crystal Decisions' President and Chief Executive Officer, and certain of Crystal Decisions' other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge's and Crystal Decisions' other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions' annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.